

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

<u>Via e-mail:</u>
Mr. Andrew Warren
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, Maryland 20910

      Re: Discovery Communications, Inc.
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 17, 2012
              File No. 1-34177

Dear Mr. Warren:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and provide us with your proposed disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Results of Operations and Financial Conditions, page 25</u>

<u>Business Overview, page 25</u>

      We refer to your 2012 first quarter earnings call. You indicate that on your year-end call, you highlighted some of the elements that contributed to your success a year ago, from a strengthened program library that capitalized on a robust global ad market and a growing demand for content across emerging distribution platforms to the opportunities you are exploiting across your international asset base. You further indicate that as evidenced by your first quarter results, these drivers remain firmly in place. You also highlight some of the initiatives that you expect will contribute to sustained and operating momentum throughout the remainder of 2012. In this regard, please consider expanding in future filings your overview section of the MD&A to provide a discussion of the drivers that have contributed and continue to contribute to your market share growth worldwide.   To the extent possible, please consider discussing whether you expect this growth to be sustained in the future.   Refer to Section 501.12.a of the Financial Reporting Releases.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director